SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re Nasdaq Hearing Panel Decides to Continue Listing Of RADA's Ordinary Shares on the Nasdaq SmallCap Market dated November 18, 2003.

2. Press Release re RADA Electronic Industries Was Selected by RAFAEL Armament Development Authorities Ltd. and a European Partner to Design and Manufacture Advanced Solid State Recorder for an Airborne System dated November 25, 2003.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

Nasdaq Hearing Panel Decides to Continue Listing Of RADA's Ordinary Shares on the Nasdaq SmallCap Market

Tuesday November 18, 2:44 pm ET

NETANYA, Israel, Nov. 18 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - news) today announced that a Nasdaq Listing Qualification Panel has issued a decision indicating that RADA had evidenced compliance with the Nasdaq $2.5 million shareholders' equity requirement as of September 30, 2003. Accordingly, the Panel determined to continue the listing of the Company's securities on the Nasdaq SmallCap Market. However, the Panel required the Company to timely file reports with the SEC and Nasdaq evidencing that its shareholders' equity as of December 31, 2003 and June 30, 2004 exceeds $ 2.5 million.

Commenting on the Panel's decision, Chief Executive Officer, Adar Azancot stated, "We are heartened by the Panel's decision and believe that the Company has turned the corner and has established a solid foundation for future growth and profitability."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with a staff of 90. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

--------------------------------------
Source: Rada Electronic Industries Ltd

                                                                          ITEM 2

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Was Selected by RAFAEL
Armament Development Authorities Ltd. and a European
Partner to Design and Manufacture Advanced Solid State
Recorder for an Airborne System

Tuesday November 25, 11:56 am ET

NETANYA, Israel, Nov. 25 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), was selected by RAFAEL Armament Development Authorities Ltd. of Israel and a European partner to design, develop and manufacture an advanced solid state recorder for an airborne system.

The solid state recorder is a high capacity, high read/write speed mass memory unit that will be used to store and retrieve data in the system. RADA's design of the solid state recorder integrates multiple M-Systems' fast flash disks and a fibre channel interface to provide the required capacity and performance.

The companies are currently negotiating a long term contract for the design, development and production of the solid state recorder, a contract that will be followed by multiple purchase orders for different programs in the next 5 years.

Commenting on the selection, Zvi Alon, RADA's V.P Business Development said, "This selection indicates the confidence of RAFAEL and their partner in RADA's capabilities and provides us with new technology that will help RADA expand its product range."

About RADA: RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries and a staff of 100 personnel. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

     Company Contact:  Zvi Alon - VP Business Development
                       RADA Electronic Industries
                       Tel: 011-972-9-892-1111

---------------------------------------
Source: RADA Electronic Industries Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 25, 2003